SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                        WILSONS THE LEATHER EXPERTS, INC.
       -----------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    972463103
        -----------------------------------------------------------------
                                 (CUSIP Number)

                               Mark G. Schoeppner
                      Quaker Capital Management Corporation
                           401 Wood Street, Suite 1300
                         Pittsburgh, Pennsylvania 15222
                                 (412) 281-1948
        -----------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                  June 1, 2007
       -----------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                  ------------
CUSIP No.                                                             972463103

1)      NAME OF REPORTING PERSON

Quaker Capital Management Corporation
-------------------------------------

        S.S. OR I.R.S. IDENTIFICATION
        NO. OF ABOVE PERSON                             25-1495646
                                                        -----------

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [    ]
                                                                (b)  [    ]

3)      SEC USE ONLY

4)      SOURCE OF FUNDS                                 Not applicable
                                                        --------------

5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                               [    ]

6)      CITIZENSHIP OR PLACE OF ORGANIZATION            Commonwealth
                                                        of Pennsylvania
                                                        -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

        7)   SOLE VOTING POWER                          6,722,563
                                                        ---------

        8)   SHARED VOTING POWER                        1,128,405
                                                        ---------

        9)   SOLE DISPOSITIVE POWER                     6,722,563
                                                        ---------

        10)  SHARED DISPOSITIVE POWER                   1,128,405
                                                        ---------

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON                        7,850,968
                                                        ---------

12)     CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES             [    ]


13)     PERCENT OF CLASS REPRESENTED BY
        AMOUNT IN ROW (11)                              19.46%
                                                        ------

14)     TYPE OF REPORTING PERSON                        IA
                                                        --

CUSIP No.                                                             972463103

1)      NAME OF REPORTING PERSON

Quaker Capital Partners I, L.P.
-------------------------------------

        S.S. OR I.R.S. IDENTIFICATION
        NO. OF ABOVE PERSON                             25-1778076
                                                        -----------

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [    ]
                                                                (b)  [    ]

3)      SEC USE ONLY

4)      SOURCE OF FUNDS                                 Not applicable
                                                        --------------

5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                               [    ]

6)      CITIZENSHIP OR PLACE OF ORGANIZATION            Delaware
                                                        -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

        7)   SOLE VOTING POWER                          4,312,322
                                                        ---------

        8)   SHARED VOTING POWER                        0
                                                        ---------

        9)   SOLE DISPOSITIVE POWER                     4,312,322
                                                        ---------

        10)  SHARED DISPOSITIVE POWER                   0
                                                        ---------

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON                        4,312,322
                                                        ---------

12)     CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES             [    ]


13)     PERCENT OF CLASS REPRESENTED BY
        AMOUNT IN ROW (11)                              10.8%
                                                        ------

14)     TYPE OF REPORTING PERSON                        PN
                                                        --

CUSIP No.                                                             972463103

1)      NAME OF REPORTING PERSON

Quaker Premier, L.P.
-------------------------------------

        S.S. OR I.R.S. IDENTIFICATION
        NO. OF ABOVE PERSON                             25-1778068
                                                        -----------

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [    ]
                                                                (b)  [    ]

3)      SEC USE ONLY

4)      SOURCE OF FUNDS                                 Not applicable
                                                        --------------

5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                               [    ]

6)      CITIZENSHIP OR PLACE OF ORGANIZATION            Delaware
                                                        -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

        7)   SOLE VOTING POWER                          4,312,322
                                                        ---------

        8)   SHARED VOTING POWER                        0
                                                        ---------

        9)   SOLE DISPOSITIVE POWER                     4,312,322
                                                        ---------

        10)  SHARED DISPOSITIVE POWER                   0
                                                        ---------

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON                        4,312,322
                                                        ---------

12)     CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES             [    ]


13)     PERCENT OF CLASS REPRESENTED BY
        AMOUNT IN ROW (11)                              10.8%
                                                        ------

14)     TYPE OF REPORTING PERSON                        PN
                                                        --

CUSIP No.                                                             972463103

1)      NAME OF REPORTING PERSON

Quaker Capital Partners II, L.P.
-------------------------------------

        S.S. OR I.R.S. IDENTIFICATION
        NO. OF ABOVE PERSON                             11-3667966
                                                        -----------

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [    ]
                                                                (b)  [    ]

3)      SEC USE ONLY

4)      SOURCE OF FUNDS                                 Not applicable
                                                        --------------

5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                               [    ]

6)      CITIZENSHIP OR PLACE OF ORGANIZATION            Delaware
                                                        -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

        7)   SOLE VOTING POWER                          2,410,241
                                                        ---------

        8)   SHARED VOTING POWER                        0
                                                        ---------

        9)   SOLE DISPOSITIVE POWER                     2,410,241
                                                        ---------

        10)  SHARED DISPOSITIVE POWER                   0
                                                        ---------

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON                        2,410,241
                                                        ---------

12)     CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES             [    ]


13)     PERCENT OF CLASS REPRESENTED BY
        AMOUNT IN ROW (11)                              6.08%
                                                        ------

14)     TYPE OF REPORTING PERSON                        PN
                                                        --

CUSIP No.                                                             972463103

1)      NAME OF REPORTING PERSON

Quaker Premier II, L.P.
-------------------------------------

        S.S. OR I.R.S. IDENTIFICATION
        NO. OF ABOVE PERSON                             30-0135937
                                                        -----------

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [    ]
                                                                (b)  [    ]

3)      SEC USE ONLY

4)      SOURCE OF FUNDS                                 Not applicable
                                                        --------------

5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                               [    ]

6)      CITIZENSHIP OR PLACE OF ORGANIZATION            Delaware
                                                        -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

        7)   SOLE VOTING POWER                          2,410,241
                                                        ---------

        8)   SHARED VOTING POWER                        0
                                                        ---------

        9)   SOLE DISPOSITIVE POWER                     2,410,241
                                                        ---------

        10)  SHARED DISPOSITIVE POWER                   0
                                                        ---------

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON                        2,410,241
                                                        ---------

12)     CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES             [    ]


13)     PERCENT OF CLASS REPRESENTED BY
        AMOUNT IN ROW (11)                              6.08%
                                                        ------

14)     TYPE OF REPORTING PERSON                        PN
                                                        --

CUSIP No.                                                             972463103

1)      NAME OF REPORTING PERSON

Mark G. Schoeppner
-------------------------------------

        S.S. OR I.R.S. IDENTIFICATION
        NO. OF ABOVE PERSON
                                                        -----------

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [    ]
                                                                (b)  [    ]

3)      SEC USE ONLY

4)      SOURCE OF FUNDS                                 Not applicable
                                                        --------------

5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                               [    ]

6)      CITIZENSHIP OR PLACE OF ORGANIZATION            United States
                                                        of America
                                                        -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

        7)   SOLE VOTING POWER                          0
                                                        ---------

        8)   SHARED VOTING POWER                        0
                                                        ---------

        9)   SOLE DISPOSITIVE POWER                     0
                                                        ---------

        10)  SHARED DISPOSITIVE POWER                   0
                                                        ---------

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON                        0
                                                        ---------

12)     CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES             [ X ]

        Mark G. Schoeppner disclaims beneficial ownership of 7,850,968 shares of the Issuer's Common Stock that may be deemed to be beneficially owned by clients of Quaker Capital Management Corporation, Quaker Capital Partners I, L.P. and Quaker Capital Partners II, L.P.

13)     PERCENT OF CLASS REPRESENTED BY
        AMOUNT IN ROW (11)                              0%
                                                        ------

14)     TYPE OF REPORTING PERSON                        IN
                                                        --

Item 1.  Security and Issuer.
-----------------------------

     This statement on Schedule 13D (this "Schedule 13D")is filed with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of Wilsons The Leather Experts, Inc., a Minnesota corporation (the "Issuer"). The Issuer's principal executive offices are located at 7401 Boone Avenue North, Brooklyn Park, Minnesota 55428.


Item 2.  Identity and Background.
---------------------------------

     (a) -(f) This Statement on Schedule 13D is being filed by (i) Quaker Capital Management Corporation, a Pennsylvania corporation and a registered Investment Advisor under Section 203 of the Investment Advisors Act of 1940 ("QCMC"), (ii) Quaker Capital Partners I, L.P., a Delaware limited partnership ("Quaker I"), (iii) Quaker Premier, L.P., a Delaware limited partnership
("Premier"), (iv) Quaker Capital Partners II, L.P., a Delaware limited partnership ("Quaker II"), (v) Quaker Premier II, L.P., a Delaware limited partnership ("Premier2"), and (vi) Mark G. Schoeppner (collectively, the "Reporting Persons"). This Schedule 13D is being filed solely to report that on June 1, 2007, Quaker I and Quaker II entered into an agreement with the Issuer and certain other parties (the "Support Agreement"). Pursuant to the Support Agreement, Quaker I and Quaker II have agreed to: (i) vote in favor of a private placement of convertible preferred stock and warrants by the Issuer; (ii) vote in favor of certain proposed transactions involving the Issuer; (iii) vote in favor of certain nominees becoming board directors of the Issuer; and (iv) refrain from disposing of more than 25% of its Shares for 24 months.

     QCMC's principal executive offices are located at The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. QCMC is engaged in the business of providing investment management services. QCMC is the general partner of Premier and Premier2. Premier's and Premier2's principal executive offices are located at The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. Premier's principal business activity is serving as the general partner of Quaker I. Premier2's principal business activity is serving as the general partner of Quaker II. Quaker I is primarily engaged in the business of investing in equity securities and its principal executive offices are located at The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. Quaker II is primarily engaged in the business of investing in equity securities and its principal executive offices are located at The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. Mark G. Schoeppner is QCMC's President and sole executive officer and director. Mr. Schoeppner's current business address is The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. Mr. Schoeppner is a United States citizen.

     By virtue of the relationships described above (a) QCMC may be deemed to possess direct or indirect beneficial ownership of the Issuer's Common Stock held by or deemed to be held by Quaker I, Quaker II, and QCMC's investment advisory clients, (b) Premier may be deemed to possess indirect beneficial ownership of the Issuer's Common Stock held by or deemed to be held by Quaker I,
(c) Premier2 may be deemed to possess indirect beneficial ownership of the Issuer's Common Stock held by or deemed to be held by Quaker II and (d) Mr. Schoeppner may be deemed to possess indirect beneficial ownership of the Issuer's Common Stock held by or deemed to be held by Quaker I, Quaker II and QCMC.

     During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

     No monetary consideration was paid by any Reporting Person to the Issuer or to any Reporting Person by the Issuer for the Support Agreement. Quaker I, Quaker II and PIP (as defined below) entered into the Support Agreement as an inducement to MFV (as defined below) to enter into the Purchase Agreement (as defined below).

Item 4.  Purpose of Transaction.
--------------------------------

     (a)-(j)  On June 1,  2007,  Quaker I,  Quaker  II,  Marathon  Fund  Limited
Partnership V ("MFV"), Peninsula Investment Partners, L.P. ("PIP") (collectively, the "Purchasers"), and Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement"). The Purchase Agreement provides for the sale, in a private placement, of shares of Series A Convertible Preferred Stock of Issuer (the "Preferred Stock") and warrants to purchase shares of Common Stock, resulting in gross proceeds to the Issuer of $45,000,000 (the "Transaction"). The Issuer intends to use these proceeds for general working capital purposes and to pay fees related to the Transaction. The Transaction is subject to satisfaction of various closing conditions. The securities to be sold in the private placement have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from registration requirements. Under the Purchase Agreement, Quaker I will receive 3,150 shares of Preferred Stock and a warrant to purchase 1,050,000 shares of Common Stock and Quaker II will receive 1,850 shares of Preferred Stock and a warrant to purchase 616,666 shares of Common Stock.

     Concurrently with the execution of the Purchase Agreement, Quaker I and Quaker II entered into the Support Agreement with the Issuer, MFV, and PIP. Pursuant to the Support Agreement, Quaker I, Quaker II and PIP have agreed, for the benefit of MFV, to vote their respective shares of Common Stock held by them, and any other securities held by them having voting rights during the term of the Support Agreement: (i) in favor of the transactions contemplated by the Purchase Agreement, (ii) against any proposal or other corporate action that would result in any breach of any agreement of the Issuer under the Purchase Agreement or which could result in any of the conditions to the Issuer's obligations under the Purchase Agreement not being fulfilled, (iii) in favor of the two nominees for election as additional directors of the Issuer designated by MFV, (iv) against any proposal or other corporate action that would result in such nominees not being so elected, (v) in favor of any transaction involving the sale or merger of the Issuer with a third party, in which the third party
(a) acquires a majority of the capital stock of the Issuer possessing the voting power to elect a majority of the Issuer's board of directors or (b) acquires assets constituting all or substantially all of the assets of the Issuer, that is proposed or supported by MFV, and (vi) against any such transaction opposed by MFV or that would result in such a transaction so proposed or supported not being presented to or approved by the Issuer's shareholders. In the Support Agreement, Quaker I, Quaker II and PIP granted an irrevocable proxy to Marathon Ultimate GP, LLC ("MULLC"), the general partner of the general partner of MFV, to enable MULLC to direct the voting of all such shares and other securities in any shareholder vote on the transactions described in clauses (i) and (ii) above. MFV's rights to require Quaker I, Quaker II and PIP to vote as described in clauses (iii) through (vi) will terminate upon the earlier to occur of (A) MFV holding less than 20% of the shares of Common Stock issued or issuable upon conversion of the Preferred Stock issued to the purchasers pursuant to the Purchase Agreement or (B) termination of the Support Agreement.

     The Support Agreement prohibits Quaker I, Quaker II and PIP from selling or otherwise transferring, encumbering, or granting a proxy or power of attorney with respect to (subject to certain limited exceptions), their respective shares of Common Stock and other securities, for a period of two years after the approval by Issuer's shareholders of the transactions contemplated by the Purchase Agreement (the "Two Year Lock-Up").

     The Support Agreement also prohibits Quaker I, Quaker II and PIP from (i) instigating, supporting or in any way participating in any proxy contest or otherwise engaging in the solicitation of proxies in opposition to matters proposed or otherwise supported by Issuer's board of directors or MFV, (ii) participating in any contest for the election of directors of Issuer (except with respect to their own director designees), (iii) participating in proxy solicitations for the approval of any shareholder proposals with respect to Issuer, (iv) forming, or otherwise participating in, any "group" for purposes of
Section 13(d)(3) of the Exchange Act, (v) soliciting, seeking, negotiating with any of Issuer's directors, officers or shareholders, or formulating, filing or making any public announcement with respect to, (A) any business combination, restructuring, recapitalization or similar transaction involving Issuer, (B) any modification of the Support Agreement, or (C) any proposal or other statement inconsistent with the Support Agreement (subject to certain limited exceptions),
(vi) seeking to remove any of Issuer's  directors  (except their own designees),
(vii) seeking to increase the number of Issuer's directors in excess of 11 or to increase the number of their own designees above one, (viii) calling or seeking to have called any meeting of Issuer's shareholders, or (ix) in any way assisting any third party to take any such actions.

     Quaker I, Quaker II and PIP have also agreed in the Support Agreement to not disparage MFV or the business strategies adopted by Issuer's board of directors or the implementation thereof.

     The Support Agreement terminates on the earlier of (i) June 1, 2011 or (ii) the date of termination of the Purchase Agreement.

     The shares of Common Stock held by the Reporting Persons were acquired for, and are being held for, investment purposes. The acquisitions of the shares of Common Stock were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

     In an effort to protect their investment, as well as to maximize shareholder value, the Reporting Persons may acquire additional securities of the Issuer, dispose of all or some of these securities from time to time (subject to the Two Year Lock-Up), in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Issuer's securities, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     The Reporting Persons may also, subject to their obligations under the Support Agreement, engage in and may plan for their engagement in:

          (1) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (2)  an  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Issuer;

          (3)  a sale or transfer of a material amount of assets of the Issuer;

          (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (5) any material change in the present capitalization or dividend policy of the Issuer;

          (6) any other material change in the Issuer's business or corporate structure;

          (7)  changes  in  the  Issuer's   charter,   by-laws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

          (10) any action similar to those enumerated above.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant at that time.

     References to, and descriptions of, the Support Agreement set forth herein are qualified in their entirety by reference to the copy of the Support Agreement included as Exhibit 1 to this Statement on Schedule 13D, which is incorporated herein by reference in its entirety.


Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

     (a)-(b) QCMC may be deemed to be the beneficial owner of 1,128,405 shares of the Issuer's Common Stock which are held by various of its investment advisory clients in accounts over which QCMC has shared voting and dispositive power. By virtue of being the general partner of Premier which is the general partner of Quaker I, QCMC may also be deemed to be the beneficial owner of 3,578,608 shares of the Issuer's Common Stock held by Quaker I and 733,714 shares of the Issuer's Common Stock issuable upon exercise of warrants held by Quaker I. By virtue of being the general partner of Premier2 which is the general partner of Quaker II, QCMC may also be deemed to be the beneficial owner of 2,001,097 shares of the Issuer's Common Stock held by Quaker II and 409,144 shares of the Issuer's Common Stock issuable upon exercise of warrants held by Quaker II. As a result of being the general partner of Quaker I, Premier may be deemed to be the beneficial owner of 3,578,608 shares of the Issuer's Common Stock held by Quaker I and 733,714 shares of the Issuer's Common Stock issuable upon exercise of warrants held by Quaker I. As a result of being the general partner of Quaker II, Premier2 may be deemed to be the beneficial owner of 2,001,097 shares of the Issuer's Common Stock held by Quaker II and 409,144 shares of the Issuer's Common Stock issuable upon exercise of warrants held by Quaker II. As President of QCMC and as QCMC's sole executive officer and director, Mr. Schoeppner may be deemed to beneficially own all shares of the Issuer's Common Stock that QCMC is deemed to beneficially own. Mr. Schoeppner specifically disclaims beneficial ownership of all 7,850,968 shares of Common Stock covered by this Schedule 13D and held by clients of QCMC, Quaker I and Quaker II. The filing of this Schedule 13D shall not be construed as an admission that such Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owners of these securities. Nor shall this Schedule 13D be construed as an admission that the Reporting Persons constitute a group.

     QCMC may be deemed to beneficially  own an aggregate of 7,850,968 shares of
the  Issuer's  Common  Stock  which  represents   approximately  19.46%  of  the
outstanding shares of the Issuer's

Common Stock based upon the 39,204,299 shares of Common Stock outstanding as of March 23, 2007 (as publicly disclosed by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 30, 2007) as increased by 1,142,858 shares of Common Stock that may be collectively acquired by Quaker I and Quaker II pursuant to warrant exercises. Premier may be deemed to beneficially own an aggregate of 4,312,322 shares of the Issuer's Common Stock which represents approximately 10.8% of the outstanding shares of the Issuer's Common Stock based upon the 39,204,299 shares of Common Stock outstanding as increased by 733,714 shares of Common Stock that may be acquired by Quaker I pursuant to a warrant exercise. Quaker I may be deemed to beneficially own an aggregate of 4,312,322 shares of the Issuer's Common Stock which represents approximately 10.8% of the outstanding shares of the Issuer's Common Stock and over which Quaker I has sole voting and dispositive power. Premier2 may be deemed to beneficially own an aggregate of 2,410,241 shares of the Issuer's Common Stock which represents approximately 6.08% of the outstanding shares of the Issuer's Common Stock based upon the 39,204,299 shares of Common Stock outstanding as increased by 409,144 shares of Common Stock that may be acquired by Quaker II pursuant to a warrant exercise. Quaker II may be deemed to beneficially own an aggregate of 2,410,241 shares of the Issuer's Common Stock which represents approximately 6.08% of the outstanding shares of the Issuer's Common Stock and over which Quaker II has sole voting and dispositive power. Mr. Schoeppner may be deemed to beneficially own an aggregate of 7,850,968 shares of the Issuer's Common Stock which represents approximately 19.46% of the outstanding shares of the Issuer's Common Stock based upon the 39,204,299 shares of Common Stock outstanding as increased by 1,142,858 shares of Common Stock that may be collectively acquired by Quaker I and Quaker II pursuant to warrant exercises. Mr. Schoeppner specifically disclaims beneficial ownership of all of these shares.

     (c) No Reporting Person has effected any transaction in the Issuer's Common Stock in the past 60 days.

     (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this Schedule 13D.

     (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.
-----------------------------------------------------------------

     The Support Agreement is described in Item 4 of this Schedule 13D and is attached hereto as Exhibit 1.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

     The following are filed herewith as exhibits to this Statement on Schedule 13D:

          1. Support Agreement, dated as of June 1, 2007, by and among Wilsons The Leather Experts, Inc., Marathon Fund Limited Partnership V, Peninsula Investment Partners, L.P., Quaker Capital Partners I, L.P., and Quaker Capital Partners II, L.P.

          2. Joint Filing Agreement among Quaker Capital Management Corporation, Quaker Capital Partners I, L.P., Quaker Premier, L.P., Quaker Capital Partners II, L.P., Quaker Premier II, L.P. and Mark G. Schoeppner.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

June 12, 2007                         QUAKER CAPITAL MANAGEMENT CORPORATION

                                      /s/ Mark G. Schoeppner
                                      --------------------------------------
                                      Mark G. Schoeppner, President


                                      QUAKER CAPITAL PARTNERS I, L.P.

                                      By:  Quaker Premier, L.P., its
                                           general partner

                                           By:  Quaker Capital Management
                                                Corporation, its general
                                                partner


                                           By:  /s/ Mark G. Schoeppner
                                                -----------------------------
                                                Mark G. Schoeppner
                                                President


                                      QUAKER PREMIER, L.P.

                                      By:  Quaker Capital Management
                                           Corporation, its general
                                           partner

                                           By:  /s/ Mark G. Schoeppner
                                                -----------------------------
                                                Mark G. Schoeppner
                                                President


                                      QUAKER CAPITAL PARTNERS II, L.P.

                                      By:  Quaker Premier II, L.P., its
                                           general partner

                                           By:  Quaker Capital Management
                                                Corporation, its general
                                                partner


                                           By:  /s/ Mark G. Schoeppner
                                                -----------------------------
                                                Mark G. Schoeppner
                                                President

                                       QUAKER PREMIER II, L.P.

                                       By:  Quaker Capital Management
                                            Corporation, its general
                                            partner


                                            By: /s/ Mark G. Schoeppner
                                                ----------------------------
                                                Mark G. Schoeppner
                                                President



                                       /s/ Mark G. Schoeppner
                                       -------------------------------------
                                       Mark G. Schoeppner

                                                                      Exhibit 1

                                                                 EXECUTION COPY



                                SUPPORT AGREEMENT

                  This SUPPORT AGREEMENT, dated as of June 1, 2007 (this "AGREEMENT"), by and among Wilsons The Leather Experts Inc., a Minnesota corporation (the "COMPANY"), and the shareholders of the Company set forth on the signature pages hereof (individually, a "SHAREHOLDER" and collectively, the "SHAREHOLDERS").

                  WHEREAS, the Company and the Shareholders have entered into a Securities Purchase Agreement, dated as of the date hereof (the "SECURITIES PURCHASE AGREEMENT"), pursuant to which, among other things, the Company has agreed to issue and sell to the Shareholders and the Shareholders have agreed severally to purchase an aggregate of (i) 45,000 shares of the Company's Series A Preferred Stock, par value $.01 per share (the "PREFERRED STOCK"), and (ii) warrants (the "WARRANTS") which will be exercisable to purchase 15,000,000 shares of common stock of the Company, par value $.01 per share (the "COMMON STOCK") (as exercised, collectively, the "WARRANT SHARES"). The Preferred Stock and the Warrants are sometimes collectively referred to herein as, the "SECURITIES");

                  WHEREAS, as of the date hereof, the Shareholders identified on Annex A hereto (the "CURRENT SHAREHOLDERS") collectively own the aggregate number of shares of Common Stock set forth on Annex A, which represent (i) approximately 56.63% of the total issued and outstanding Common Stock of the Company, and (ii) approximately 56.63% of the total voting power of the Company;

                  WHEREAS, as a condition to the willingness of the Shareholder who, prior to the closing of the transactions contemplated by the Securities Purchase Agreement and identified as "Purchaser 1" therein, owned no securities of the Company (such Shareholder, the "INVESTOR") to consummate the transactions contemplated thereby (collectively, the "TRANSACTION"), the parties hereto have each agreed to enter into this Agreement.

                  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:


                                    ARTICLE I

                  VOTING AGREEMENTS OF THE CURRENT SHAREHOLDERS

                  SECTION 1.01. Supporting the Transaction. Each of the Current Shareholders hereby agrees that, at any meeting of the shareholders of the Company, however called, and in any action by written consent of the Company's shareholders, such Current Shareholder shall vote the "Shares" and the "Other Securities" (in each case, as defined below) held by it: (a) in favor of the Transaction; provided that, the Preferred Stock, Shares acquired upon the conversion of the Preferred Stock and the Warrant Shares may not be voted on the Transaction, and

(b) against any proposal or any other corporate action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Securities Purchase Agreement or which could result in any of the conditions to the Company's obligations under the Securities Purchase Agreement not being fulfilled. Each of the Current Shareholders acknowledges receipt and review of a copy of the Securities Purchase Agreement and exhibits thereto. Each of the Current Shareholders hereby revokes all proxies and powers of attorney with respect to the Shares and the Other Securities that such Current Shareholder may have heretofore appointed or granted, and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by such Current Shareholder, with respect to the matters specified in this Section 1.01, except as set forth in the next paragraph of this Section 1.01. Any obligation of the Current Shareholders under this Section 1.01 shall be binding upon the successors and assigns of the Current Shareholders. The obligations of the Current Shareholders under this Section 1.01 shall terminate immediately following the earlier to occur of (i) the "Shareholder Approval" (as defined below), or (ii) the termination of the Securities Purchase Agreement prior to the Closing (as defined therein).

                  In order to secure the performance of each Current Shareholder's obligations under this Section 1.01, by entering into this Agreement, each Current Shareholder hereby irrevocably grants a proxy appointing each managing partner of the general partner of the Investor as such Current Shareholder's attorney-in-fact and proxy, with full power of substitution, for and in its name, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by this Section 1.01 with respect to such each Current Shareholder's Shares and Other Securities. The proxy granted by such each Current Shareholder pursuant to this Section 1.01 is coupled with an interest and shall be revoked automatically, without any notice or other action by any person, upon the earlier to occur of (i) the Shareholder Approval, or (ii) the termination of the Securities Purchase Agreement prior to the Closing (as defined therein).

                  As used herein, the following terms have the following meanings: (i) "SHARES" refers to all shares of Common Stock now owned and which may hereafter be acquired by a Shareholder at any time that this Agreement is in effect, (ii) "OTHER SECURITIES" refers to any other securities, if any, which a Shareholder is currently entitled to vote, or after the date hereof becomes entitled to vote, at any meeting of the shareholders of the Company held at any time that this Agreement is in effect, and (iii) "SHAREHOLDER APPROVAL" means the requisite vote of the holders of voting stock of the Company necessary to approve the Transaction.

                  SECTION 1.02. Board Representation. So long as the Investor or one or more of its affiliates holds at least 20% of the number of shares of Common Stock issued or issuable upon conversion of the Preferred Stock subject to appropriate adjustment for all stock splits, dividends, combinations, recapitalizations and the like) (the "MINIMUM HOLDING"), each of the Current Shareholders hereby agrees that, at any meeting of the shareholders of the Company, however called, and in any action by written consent of the Company's shareholders, such Current Shareholder shall vote the Shares and the Other Securities held by it: (a) in favor of at least two nominees for election as directors identified as having been proposed by the Investor; and (b) against any proposal or any other corporate action or agreement that would result in such nominees not being elected as directors. Each of the Current Shareholders agrees that no subsequent proxy or power of attorney with respect to the Shares and the Other Securities shall be given or written consent executed (and if given or executed, shall not be effective) by such Current Shareholder with respect to the matters specified in this Section 1.02. Any obligation of the Current Shareholders under this Section 1.02 shall be binding upon the successors and assigns of the Current Shareholders.

                  SECTION 1.03. Certain Transactions. So long as the Investor or one or more of its affiliates holds at least the Minimum Holding, each of the Current Shareholders hereby agrees that, at any meeting of the shareholders of the Company, however called, and in any action by written consent of the Company's shareholders, such Current Shareholder shall vote the Shares and the Other Securities held by it: (a) in favor of any proposed "Company Sale" (as defined below) presented to or brought before the shareholders of the Company and identified as having been proposed by or supported by the Investor; and (b) against any proposed Company Sale that is identified as being opposed by the Investor or would result in any other Company Sale proposed by or supported by the Investor not being presented to or approved by the shareholders of the Company. Each of the Current Shareholders agrees that no subsequent proxy or power of attorney with respect to the Shares and the Other Securities shall be given or written consent executed (and if given or executed, shall not be effective) by such Current Shareholder with respect to the matters specified in this Section 1.03. Any obligation of the Current Shareholders under this Section
1.03  shall  be  binding  upon  the   successors  and  assigns  of  the  Current
Shareholders.

                  As used herein, "COMPANY SALE" means one or a series of related transactions pursuant to which a third party or group of third parties
(a) acquires (whether by merger, amalgamation, consolidation, recapitalization, reorganization, redemption, transfer or issuance of securities or otherwise) a majority of the capital stock of the Company (or any surviving or resulting corporation) possessing the voting power to elect a majority of the Board of Directors of the Company (or such surviving or resulting corporation), or (b) acquires assets constituting all or substantially all of the assets of the Company (on a consolidated basis). For the avoidance of doubt, the parties agree that the term "third party" as used in the immediately preceding sentence shall not include the Investor or any of its affiliates.


                                   ARTICLE II

           REPRESENTATIONS AND WARRANTIES OF THE CURRENT SHAREHOLDERS

                  Each  of  the  Current   Shareholders  hereby  represents  and
warrants, severally and not jointly, to the Company and the Investor as follows:

                  SECTION 2.01. Authority Relative to This Agreement. The Current Shareholder has all necessary power and authority, including partnership power and authority, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Current Shareholder and constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Current Shareholder in accordance with its terms, except
(a) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws now or hereafter in effect relating to, or affecting generally, the enforcement of creditors' and other obligees' rights, (b) where the remedy of specific performance or other forms of equitable relief may be subject to certain equitable defenses and principles and to the discretion of the court before which the proceeding may be brought, and (c) where rights to indemnity and contribution thereunder may be limited by applicable law and public policy.

                  SECTION 2.02. No Conflict. (a) The execution and delivery of this Agreement by the Current Shareholder does not, and the performance of this Agreement by the Current Shareholder shall not, (i) conflict with or violate the partnership agreement of the Current Shareholder or any federal, state or local law, statute, ordinance, rule, regulation, order, judgment or decree applicable to the Current Shareholder or by which the Shares or the Other Securities owned by the Current Shareholder are bound or affected or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares or the Other Securities owned by the Current Shareholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Current Shareholder is a party or by which the Shareholder or the Shares or Other Securities owned by the Current Shareholder is bound.

                  (b) The execution and delivery of this Agreement by the Current Shareholder does not, and the performance of this Agreement by the Current Shareholder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental entity by the Shareholder, except for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the "1934 ACT").

                  SECTION 2.03. Title to the Stock. As of the date hereof, the Current Shareholder is the beneficial owner of the number of shares of Common Stock set forth opposite its name on Appendix A attached hereto, entitled to vote, without restriction (except to the extent a Current Shareholder shares voting power under managed accounts), on all matters brought before holders of capital stock of the Company, which Common Stock represents on the date hereof the percentage of the outstanding stock and voting power of the Company set forth on such Appendix. Such Common Stock are all the securities of the Company owned, either of record or beneficially, by the Current Shareholder. Such Common Stock is owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Current Shareholder's voting rights, charges and other encumbrances of any nature whatsoever, other than any restrictions that attach to shares deposited by a Current Shareholder with brokers in margin accounts pursuant to standard terms of such margin account agreements. The Current Shareholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares or Other Securities owned by the Shareholder regarding the matters specified in Article I hereof. The Current Shareholder has sole voting power and sole power to issue instructions with respect to the matters set forth in
Article 1 hereof, sole power of disposition and sole power to agree to all matters set forth in this Agreement.

                                   ARTICLE III

                                    COVENANTS

         SECTION 3.01. No Disposition or Encumbrance of Stock. Each of the Current Shareholders hereby covenants and agrees that, for a period of at least 24 months after the date of Shareholder Approval, such Current Shareholder shall not offer or agree to sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant a proxy (except (i) with respect to not more than 25% of the Common Stock held by each Current Shareholder as of the date hereof, for any such sales, transfers, tenders, assigns, hypothecations or other dispositions conducted in the ordinary course of the business of such Current Shareholder consistent with past practice, and (ii) a customary revocable proxy in connection with an annual meeting of shareholders, which proxy does not involve the matters set forth in Article I hereof unless such proxy directs the proxy to vote in accordance with the agreements of such Current Shareholder set forth in this Agreement) or power of attorney with respect to, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on such Current Shareholder's voting rights, charge or other encumbrance of any nature whatsoever with respect to the Shares or Other Securities, directly or indirectly, or initiate, solicit or encourage any person to take actions which could reasonably be expected to lead to the occurrence of any of the foregoing.

         SECTION 3.02. No Solicitation or Similar Activity. Each Current Shareholder hereby covenants and agrees that it shall not, at any time during the term of this Agreement, directly or indirectly, through one or more intermediaries acting on its behalf, singly or as part of a partnership, syndicate or other group (as those terms are used within the meaning of Section 13(d)(3) of the 1934 Act), and shall cause each of its Affiliates not to, directly or indirectly, whether through the taking of shareholder action by written consent or otherwise:

         (a) instigate, support or in any way participate in any proxy contest or otherwise engage in the "solicitation" of "proxies" (as such terms are defined in Rule 14a-1 under the 1934 Act, whether or not such solicitation is exempt under Rule 14a-2 under the 1934 Act) with respect to any matter from holders of Voting Stock (including by the execution of actions by written consent) in opposition to proposals or matters proposed, recommended or otherwise supported by the Board of Directors of the Company (the "BOARD") or the Investor;

         (b) become a participant in any contest for the election of directors with respect to the Company or solicit any consent or communicate with or seek to advise, encourage or influence any third party with respect to the voting of any Voting Stock; provided, however, that such Current Shareholder shall not be prevented hereunder from being a "participant" in support of the management of the Company by reason of the membership of such Current Shareholder's designee on the Board or the inclusion of such Current Shareholder's designee on the slate of nominees for election to the Board proposed by the Company;

         (c) initiate or participate in the solicitation of, or otherwise solicit, shareholders for the approval of one or more shareholder proposals with respect to the Company, as described in Rule 14a-8 under the Exchange Act, or induce or attempt to induce any other third party to initiate any shareholder proposal relating to the Company;

         (d) form, join, encourage the formation of or in any way participate in a 13D Group (other than with any other Affiliate of such Current Shareholder) for the purposes of acquiring, holding, voting or disposing of any Voting Stock;

         (e) solicit, seek or offer to effect, negotiate with or provide any confidential information to any party with respect to, make any statement or proposal, whether written or oral, either alone or in concert with others, to the Board, to any director or officer of the Company or to any other shareholder of the Company with respect to, or otherwise formulate any plan or proposal or make any public announcement, proposal, offer or filing under the Exchange Act, any similar or successor statute or otherwise, or take action to cause the Company to make any such filing, with respect to: (i) any form of business combination transaction or acquisition involving the Company (other than transactions contemplated by this Agreement), including, without limitation, a merger, exchange offer or liquidation of the Company's assets, (ii) any form of restructuring, recapitalization or similar transaction with respect to the Company, including, without limitation, a merger, exchange offer or liquidation of the Company's assets, (iii) any acquisition or disposition of assets material to the Company, (iv) any request to amend, waive or terminate the provisions of this Agreement or (v) any proposal or other statement inconsistent with the terms of this Agreement, provided, however, that such Current Shareholder and its Affiliates (x) may discuss the affairs and prospects of the Company, the status of Such Current Shareholder's investment in the Company and any of the matters described in clause (i) through (v) of this paragraph at any time, and from time to time, with the Board or any director or executive officer of the Company, (y) may discuss any matter, including any of the foregoing, with its outside legal and financial advisors, if as a result of any such discussions such Current Shareholder is not required to make, and does not make, any public announcement or filing under the 1934 Act otherwise prohibited by this Agreement and (z) may discuss non-confidential information regarding the Company with any third parties so long as such Current Shareholder promptly informs the Board of such discussions;

         (f) seek the removal of any of the Board's directors (other than any designee of such Current Shareholder);

         (g) seek to increase the number of directors serving on the Board above 11 or to increase the number of such Current Shareholder's representatives or designees on the Board above one;

         (h) call or seek to have called any meeting of the shareholders of the Company; or

         (i) assist, instigate or encourage any third party to take any of the actions enumerated in this Section 3.02.

                  SECTION 3.03. Non-Disparagement. Each Current Shareholder hereby covenants and agrees that, during the term of this Agreement, such Current Shareholder shall not make, and will use its reasonable efforts to prevent anyone acting on its behalf from making, any public statement or representation, or otherwise communicate, directly or indirectly, in writing, orally, or otherwise, with parties outside of the Company, or otherwise take any action which may, directly or indirectly, publicly disparage or be damaging to
(a)  the  Investor  or (b) the
business strategies adopted by the Board of Directors of the Company and the implementation thereof by Company management.

                  SECTION 3.04. Company Cooperation. The Company hereby covenants and agrees that it will not, and each Current Shareholder irrevocably and unconditionally acknowledges and agrees that the Company will not (and waives any rights against the Company in relation thereto) to the extent permitted by law, recognize any encumbrance or agreement on any of the Shares or Other Securities subject to this Agreement, other than as noted in the last clause of the third sentence of Section 2.03.

                                   ARTICLE IV

                                  MISCELLANEOUS

                  SECTION 4.01. Termination. This Agreement shall terminate upon the earlier of (i) the fourth anniversary of the date hereof or (ii) the date of termination of the Securities Purchase Agreement.

                  SECTION 4.02. Further Assurances. Each of the parties hereto will execute and deliver such further documents and instruments and take all further action as may be reasonably necessary in order to consummate the transactions contemplated hereby.

                  SECTION 4.03. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof. The Investor shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity, and prior to the Closing, the Company shall be entitled to specific performance of the terms of the first paragraph of Section 1.01, in addition to any other remedy at law or in equity.

                  SECTION 4.04. No Effect on Fiduciary Duties. Nothing herein stated shall limit or otherwise affect the fiduciary duties of any affiliate of any of the Shareholders as a director of the Company. This Agreement only applies to the voting of shares and other securities of the Company by each of the Current Shareholders in its respective capacity as a shareholder of the Company.

                  SECTION 4.05. Limited Proxy. Notwithstanding anything stated in this Agreement, each of the Current Shareholders will retain at all times the right to vote, or authorize a proxy to vote, in such Current Shareholder's or such proxy's sole discretion, on all matters other than those set forth in
Article I, which are at any time and from time to time presented to the Company's shareholders generally.

                  SECTION 4.06. Entire Agreement. This Agreement constitutes the entire agreement among the Company and the Shareholders (other than the Securities Purchase Agreement and the other "Transaction Documents" (as defined therein)) with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the Company and the Shareholders with respect to the subject matter hereof.

                  SECTION 4.07. Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

                  SECTION 4.08. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to either party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

                  SECTION 4.09. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of Minnesota, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts located in Hennepin County, Minnesota, U.S.A. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts located in Hennepin County, Minnesota, U.S.A. for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court or that such suit, action or proceeding has been commenced in an improper or inconvenient venue for such proceeding. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. If either party shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

                   SECTION 4.10. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, via facsimile (which is confirmed) or sent by a nationally recognized overnight courier service to the parties at the following addresses (or such other address for a party as shall be specified by like notice):

                           If to the Company:

                           Wilsons The Leather Experts Inc.
                           7401 Boone Avenue North
                           Brooklyn Park,  MN  55428
                           Telephone:  (763) 391-4000
                           Facsimile:  (763)
                           Attention:  Chief Financial Officer


                           With a copy to:

                           Faegre & Benson LLP
                           2200 Wells Fargo Center
                           90 South Seventh Street
                           Minneapolis, MN  55402-3901
                           Telephone:  (612) 766-7000
                           Facsimile:  (612) 766-1600
                           Attention:  Philip S. Garon, Esq.


                           If to any of the Shareholders:

                           to its address and facsimile  number set forth on the
                           signature   page   hereto,   with   copies   to  such
                           Shareholder's representatives as set forth thereon;

or to such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change.

                  IN WITNESS WHEREOF, the Shareholders and the Company have duly executed this Support Agreement.



                                THE COMPANY:

                                WILSONS THE LEATHER EXPERTS INC.


                                By:
                                     -------------------------------------------
                                      Name:    Stacy A. Kruse
                                      Title:   Chief Financial Officer

                      [SIGNATURE PAGE TO SUPPORT AGREEMENT]

                                 SHAREHOLDER:

                                 PENINSULA INVESTMENT PARTNERS, L.P.

                                 By: Peninsula Capital Appreciation, LLC, its General Partner


                                 By:
                                    --------------------------------------------
                                      Name:    R. Ted Weschler
                                      Title:   Managing Member

                                      404B East Main Street, 2nd Floor
                                      Charlottesville, Virginia  22902
                                      Attention:  Mr. R. Ted Weschler
                                      Telephone:  (434) 297-0811
                                      Facsimile:  (434) 220-9321

                      [SIGNATURE PAGE TO SUPPORT AGREEMENT]

 SHAREHOLDER:

 QUAKER CAPITAL PARTNERS I, L.P.

 By:  Quaker Premier, LP, its general partner

 By:  Quaker Capital Management Corp., its general partner


 By:
    -----------------------------------------------
         Name:    Mark G. Schoeppner
         Title:   President

         401 Wood Street, Suite 1300
         Pittsburgh, Pennsylvania  15222
         Attention:  Mark G. Schoeppner
         Telephone:  (412) 281-1948
         Facsimile:  (412) 281-0323

                      [SIGNATURE PAGE TO SUPPORT AGREEMENT]

 SHAREHOLDER:

 QUAKER CAPITAL PARTNERS II, L.P.

 By:  Quaker Premier II, LP, its general partner

 By:  Quaker Capital Management Corp., its general partner


 By:
    -----------------------------------------------
         Name:    Mark G. Schoeppner
         Title:   President

         401 Wood Street, Suite 1300
         Pittsburgh, Pennsylvania  15222
         Attention:  Mark G. Schoeppner
         Telephone:  (412) 281-1948
         Facsimile:  (412) 281-0323

                      [SIGNATURE PAGE TO SUPPORT AGREEMENT]

 SHAREHOLDER/INVESTOR:

 Marathon Fund Limited Partnership V

 By:  Miltiades, LLP, its general partner

 By:  Marathon Ultimate GP, LLC, its general partner


 By:
    ------------------------------------------------
         Name:  Michael S. Israel
         Title:   Manager

         3700 Wells Fargo Center
         90 South Seventh Street
         Minneapolis, Minnesota 55402
         Attention:  Michael T. Sweeney
         Telephone:  (612) 338-5912
         Facsimile:  (612) 338-2860

         With a copy to:

         Dorsey & Whitney LLP
         60 South Sixth Street, Suite 1500
         Minneapolis, Minnesota  55402
         Attention:  Robert A. Rosenbaum, Esq.
         Telephone:  (612) 340-5681
         Facsimile:  (612) 340-7800




                                     ANNEX A




                                                             Percentage of              Voting
                                            Common Stock        Stock                Percentage of
            Shareholder                        Owned*         Outstanding          Stock Outstanding
            -----------                     ------------      ------------         -----------------

-------------------------------------------------------------------------------------------------------
Peninsula Investment Partners, L.P.
("Peninsula")*                             15,487,513            39.53%                  39.53%
-------------------------------------------------------------------------------------------------------
Quaker Premier I, LP and Quaker
Premier II, LP ("Quaker")**                 6,708,110            17.10%                  17.10%
-------------------------------------------------------------------------------------------------------
Marathon Fund Limited Partnership V           None                   0%                      0%
-------------------------------------------------------------------------------------------------------





         * In addition, Peninsula holds warrants for 2,857,142 shares of Common Stock which would be deemed to constitute beneficial ownership by Peninsula of the underlying shares of Common Stock but which cannot be voted until the warrants have been exercised and Peninsula shall have acquired record ownership of the underlying shares of Common Stock.

         ** In addition, Quaker holds warrants for 1,142,858 shares of Common Stock which would be deemed to constitute beneficial ownership by Quaker of the underlying shares of Common Stock but which cannot be voted until the warrants have been exercised and Quaker shall have acquired record ownership of the underlying shares of Common Stock.

                                                                      Exhibit 2
                                                                      ---------


                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of this Statement on Schedule 13D (including amendments thereto) and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned have executed this Joint Filing Agreement this 7th day of June, 2007.




                                   QUAKER CAPITAL MANAGEMENT
                                   CORPORATION

                                   /s/ Mark G. Schoeppner
                                   ------------------------------------------
                                   Name: Mark G. Schoeppner, President


                                   QUAKER CAPITAL PARTNERS I, L.P.

                                   By:  Quaker Premier, L.P., its general
                                        partner

                                        By:  Quaker Capital Management
                                             Corporation, its general partner


                                        By:  /s/ Mark G. Schoeppner
                                             --------------------------------
                                                 Mark G. Schoeppner
                                                 President

                                   QUAKER PREMIER, L.P.

                                   By:  Quaker Capital Management
                                        Corporation, its general partner


                                        By:  /s/ Mark G. Schoeppner
                                             --------------------------------
                                                 Mark G. Schoeppner
                                                 President

                                  QUAKER CAPITAL PARTNERS II, L.P.


                                  By:  Quaker Premier II, L.P., its general
                                       partner

                                       By:  Quaker Capital Management
                                            Corporation, its general partner


                                       By:  /s/ Mark G. Schoeppner
                                            ----------------------------------
                                                Mark G. Schoeppner
                                                President

                                  QUAKER PREMIER II, L.P.

                                  By: Quaker Capital Management
                                      Corporation, its general partner


                                       By:  /s/ Mark G. Schoeppner
                                            ----------------------------------
                                                Mark G. Schoeppner
                                                President


                                  /s/ Mark G. Schoeppner
                                  --------------------------------------------
                                  Mark G. Schoeppner